TEXAS JACK OIL & GAS CORPORATION
15 Belfort
Newport Coast, California 92657

April 23, 2014

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Attention:  PJ Hamidi and Laura Nicholson.

Re: Texas Jack Oil and Gas Corporation (“Registrant”)
Amendment No. 2 to Registration Statement on Form S-1
Filed March 25, 2014
File No. 333-193599

To Whom It May Concern:

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 1”).  The Amendment No. 2 has been revised in accordance with the Commission’s April 4, 2014 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus Cover Page

1.
We note your response to prior comment 2. Your reference at the top of the prospectus cover page to "8,400,000 shares of common stock (existing shareholders) at $.00l" does not appear to be consistent with your other references on the cover page to selling security holders selling at a fixed price of $. 10 per share, or to your references on the cover page to 5,000,000 shares of common stock that may be sold by the selling security holders. Please revise your disclosure throughout your filing (including, for example, on page 19) to provide consistent disclosure regarding the number of shares to be sold by selling shareholders, and the fixed price at which such holders will sell the shares until your shares are quoted on the OTC Bulletin Board.

In response to your comment we have revised the disclosure throughout to be consistent with the Primary Offering and Selling Stockholders .

The Offering, page 9

2.
We note your response to our prior comment 5. However, we also note that the information at page 10 regarding "Terms of the Offering" and "Termination of the Offering" for your primary offering of 5,000,000 shares does not appear to be consistent with the terms of your primary offering described on your prospectus cover page. Please revise.

In response to your comment we have revised the disclosure throughout to be consistent with the Primary Offering and Selling Stockholders.

Markets, page 34

3.
We note your response to prior comment 8. However we also note that you refer to the operator as "Southwest" on page 34, and as "Southlake" in other parts of your filing and in your response. Please advise.

In response to your comment we have revised the disclosure throughout to be consistent and only reference Southlake.

Executive Compensation, page 47

4.
We note the new disclosure at page 47 regarding a "$57,600 June 10, 2013 advance" to Mr. Schwarz. We also note your disclosure at page F-17 that your officer and shareholder has borrowed $57,600 since your inception in March 2013 as an interest-free advance. Please revise to provide more information regarding the nature of this advance. For example, please clarify at page 47 whether this is intended to be an advance on future executive compensation.

In response to your comment we have revised the disclosure to clarify that Mr. Schwarz received an advance on future executive compensation.

Exhibits, page 11-3

5.
We note that in your response to prior comment 15, you indicate that you have filed your operating agreement with Southlake Energy and your investor relation service agreement. However, it does not appear that you have filed such agreements. Please revise.

In response to your comment we have revised the disclosure and attached the two missing exhibits.

Exhibit 5.1

6.
We note your response to prior comment 16 and reissue such comment, as the revised opinion does not address the legality of the 5 million shares to be offered by the registrant under the registration statement. Please obtain and file a revised opinion that addresses whether such shares, when sold, will be legally (or validly) issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-K.

In response to your comment we have obtained a revised opinion and have attached the exhibit for filing.